Exhibit 6.9

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this “Agreement”), dated as of September 1, 2023, is entered into between Tesseract Collective, Inc. (the “Company”) and David Todrin (“Executive,” together with the Company, the “Parties” and, each, a “Party”).

WHEREAS, Executive is currently employed by the Company pursuant to an Employment Agreement dated September 1, 2022 (the “Prior Agreement”); and

WHEREAS, the Parties desire to continue Executive’s employment, and amend the terms of the Prior Agreement, pursuant to the terms and conditions set forth in this Agreement;

NOW, THEREFORE, on the basis of the foregoing premises and in consideration of the mutual covenants and agreements contained herein, the Parties agree as follows:

1.               Employment; Title; Duties and Location. The Company hereby agrees to continue to employ Executive, and Executive hereby accepts employment with the Company, on the terms and subject to the conditions set forth herein. During the Term (as defined in Section 2 below), Executive shall serve the Company as its Chief Financial Officer and shall report exclusively and directly to the Company’s Chief Executive Officer (the “CEO”). Executive shall perform the duties consistent with Executive’s title and position and such other duties commensurate with such position and title as shall be specified or designated by the Company from time to time. Subject to Executive’s appointment thereto, and without additional compensation, Executive shall hold such other or additional titles and serve, during the Term, in such other or additional capacities to which Executive may be appointed from time to time in the Company and its affiliated companies, provided such titles and additional capacities are consistent with Executive’s above-stated position and duties. Executive’s employment with the Company shall be on a full-time basis. Executive may remotely perform Executive’s duties hereunder, although Executive may be required to attend meetings in person and reasonably travel in connection with the performance of Executive’s duties.

2.               Term. Executive’s employment hereunder shall commence as of September 1, 2023 (the “Commencement Date”) and shall continue for a three-year period thereafter or until such earlier date as of which Executive’s employment is terminated pursuant to the terms of Section 6 below (the “Initial Term”). Following the Initial Term, provided Notice of Non-Renewal has not been given (as defined in and in accordance with the provisions below) and provided Executive’s employment has not previously been terminated, Executive’s employment hereunder shall automatically be extended for successive, additional one-year periods (each a “Renewal Term”), subject to earlier termination exclusively as provided for herein. For the purposes of this Agreement, the “Term” at any given time shall mean the Initial Term as it may have been extended by one or more Renewal Terms as of such time, until Executive’s employment hereunder is terminated.

3.               Compensation. During the Term only (unless otherwise expressly provided for herein), Executive shall be entitled to the following compensation and benefits.

3.1        Salary. Executive shall receive a base salary (the “Base Salary”) payable in substantially equal installments in accordance with the Company’s normal payroll practices and procedures in effect from time to time and subject to applicable withholdings and deductions. Executive’s Base Salary as of the Commencement Date shall be at the annual rate of $189,600. Effective January 1, 2024, Executive’s Base Salary shall be increased to the annual rate of $300,000. Beginning January 1, 2024, and ending August 31, 2024, Twenty perecent (20%) of such increased Base Salary shall be accrued and paid in arrears (the “Accrued Base Salary”) when the Company, in its sole and complete discretion, determines that it has the financial resources to pay the Accrued Base Salary, however, in no event shall such Accrued Base Salary be paid later than December 31 of the year in which the Base Salary was earned. With respect to each one-year period commencing September 1, 2024, the Company, at its sole discretion, may review and adjust Executive’s Base Salary.

3.2        Discretionary Bonus. With respect to each employment year of the Executive (each, an “Employment Year”) starting with the Employment Year commencing on the Commencement date and ending August 31, 2024, Executive shall be eligible to receive a discretionary performance-based bonus (a “Discretionary Bonus”) if Executive is employed by the Company on the last day of such Employment Year. A Discretionary Bonus, if any, will be determined and paid at the sole and complete discretion of the Company and may be based on a variety of factors, including, but not limited to, Executive’s individual performance and the overall performance of the Company. Any Discretionary Bonus for a given Employment Year shall be paid within two and a half months after the end thereof and may consist of cash, equity, other forms of compensation, or any combination of the foregoing.

3.3        Bonus for Employment Year 2024. Within thirty (30) days of the date of execution of this Agreement, Executive shall be issued Incentive Stock Options to purchase 200,000 shares of common stock of the Company at an exercise price equal to the fair market value of a share of common stock of the Company on the date of grant (the “2024 Bonus Options”). Such 2024 Bonus Options shall be subject to the terms and conditions of the Company’s 2022 Equity Incentive Plan and applicable Stock Option Agreement. The 2024 Bonus Options shall represent Executive’s Discretionary Bonus for Employment Year 2023. The 2024 Bonus Options will be fully vested as of the date on which they are granted to Executive.

3.4        Stock Options. Within thirty (30) days of the Commencement Date, Executive shall be issued Incentive Stock Options (the “Options”) to purchase 1,200,000 shares of common stock of the Company at an exercise price equal to the fair market value of a share of common stock of the Company on the date of grant. Such Options shall be subject to the terms and conditions of the Company’s 2022 Equity Incentive Plan and applicable Stock Option Agreement. For the avoidance of doubt, the Options are in addition to, and do not include, any previously-granted stock options in the Company. These Options, once vested, shall be exercisable for a period not shorter than ten (10) years. The Options shall vest in 36 equal monthly installments commencing on the Commencement Date and ending on the three-year anniversary of the Commencement Date, in each case, subject to Executive’s continued employment hereunder on the applicable vesting date or as otherwise provided herein. The Options will fully and immediately vest upon Executive’s termination as a result of Executive’s death or disability, upon Executive’s termination without Cause or resignation for Good Reason subject to and in accordance with the terms set forth in Section 7.2 below, or in the event of a Qualifying Sale (each, a “Vesting Acceleration Event”). In the event of a Vesting Acceleration Event, Executive shall be permitted to sell sufficient shares to cover the strike price and related taxes associated with the Options, and the Company shall waive any lock-up set forth in the Stock Option Agreement solely for purposes of effecting such sales. For purposes of this Section, a “Qualifying Sale” shall mean a sale of (1) ownership of equity interests in the Company that constitutes more than 51% of the total fair market value or total voting power of the equity interests in the Company and its subsidiaries; but if any one person or more than one person acting as a group, shall be considered to own more than 51% of the total fair market value or total voting power of the equity interests in the Company, the acquisition of additional equity interests by the same person or persons shall not be considered to cause a change in the ownership; or (2) assets from the Company that have a total gross fair market value equal to or greater than 51% of the total gross fair market value of all of the assets of the Company and its subsidiaries immediately prior to such acquisition or acquisitions. Notwithstanding the foregoing, a sale of ownership of equity interests shall not be taken into account if the primary purpose of such sale is to provide funds for the Company and its subsidiaries’ working capital and/or general corporate purposes, and a transfer of assets by the Company and its subsidiaries shall not be treated as a change of ownership of such assets if the assets are transferred to (i) equity holders of the Company and its subsidiaries (immediately before the asset transfer) in exchange for or with respect to their equity interests, (ii) an entity, 51% or more of the total value or voting power of which is owned, directly or indirectly, by the Company and its subsidiaries, (iii) a person, or more than one person acting as a group, that owns, directly or indirectly, 51% or more of the total value or voting power of all of the equity interests in the Company and its subsidiaries, or (iv) an entity, at least 51% of the total value or voting power of which is owned, directly or indirectly, by a person described in clause (iii) of this paragraph.

3.5        Benefits. Executive shall have the right to receive or participate in all employee benefit programs and perquisites generally established by the Company from time to time for employees similarly situated to Executive, subject to the general eligibility requirements and other terms of such programs and perquisites, and subject to the Company’s right to amend, terminate or take other similar action with respect to any such programs and perquisites.

3.6        Vacation and Other Paid Time Off. Executive shall be entitled to paid time off in accordance with then current Company policy.

3.7        Required Taxes and Withholdings. The Company shall withhold from any payments made to Executive (including, without limitation, those made under this Agreement) all federal, state, local or other taxes and withholdings as shall be required pursuant to any law or governmental regulation or ruling.

3.8        Clawback. Notwithstanding any other provisions in this Agreement to the contrary, any incentive-based compensation, or any other compensation, paid to the Executive pursuant to this Agreement or any other agreement or arrangement with the Company shall be subject to any clawback policy adopted by the Company from time to time. Further, any such compensation that is subject to recovery under any law, government regulation, or stock exchange listing requirement, shall be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation, or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation, or stock exchange listing requirement). In particular, in the event of a restatement of the financial or operating results of the Company, the Company may recover from the Executive incentive compensation that would not otherwise have been paid to the Executive if the correct performance data had been used to determine the amount payable. The provision is intended to support the Company’s compliance with applicable laws, including incentive-based compensation recovery requirements set forth in Section 10D of the Securities Exchange Act of 1934, as added by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

4.              Lawful and Best Efforts. During the Term, Executive shall (i) in all respects conform to and comply with the lawful directions and instructions given to Executive by the Company; (ii) devote Executive’s full business time required by this Agreement, energy and skill to Executive’s services under this Agreement; (iii) use Executive’s best efforts to promote and serve the interests of the Company and to perform Executive’s duties and obligations hereunder in a diligent, trustworthy, businesslike, efficient and lawful manner; (iv) comply with all applicable laws and regulations, as well as the policies and practices established by the Company from time to time and made applicable to its employees generally or senior executives; and (v) not engage in any activity that, directly or indirectly, impairs or conflicts with the performance of Executive’s obligations and duties to the Company which, for purposes of this Section 4, will not include Executive continuing to engage in the consulting business in which he engaged immediately prior to the Commencement Date.

5.              Reimbursement for Expenses. Executive is authorized to incur reasonable expenses in the discharge of the services to be performed hereunder in accordance with the Company’s expense reimbursement policies, as the same may be modified by the Company from time to time in its sole and complete discretion (the “Reimbursement Policies”). Subject to the provisions of Section 12.2 below (Section 409A Compliance), the Company shall reimburse Executive for all such proper expenses upon presentation by Executive of itemized accounts of such expenditures in accordance with the terms of the Reimbursement Policies.

6.              Termination.

6.1        Death. Executive’s employment shall immediately and automatically be terminated upon Executive’s death.

6.2        Disability. The Company may, subject to applicable law, terminate Executive’s employment due to a Disability by providing written notice of such termination and its effective date to Executive. For purposes of this Agreement, “Disability” means a “disability” that entitles Executive to benefits under the applicable Company long-term disability plan covering Executive and, in the absence of such a plan, that Executive shall have been unable, due to physical or mental incapacity, to substantially perform Executive’s duties and responsibilities hereunder for 120 days (whether or not consecutive) during the Term. In the event of any question as to the existence, extent or potentiality of Executive’s Disability upon which the Company and Executive cannot agree, such question shall be resolved by a qualified, independent physician mutually agreed to by the Company and Executive, the cost of such examination to be paid by the Company. If the Company and Executive are unable to agree on the selection of such an independent physician, each shall appoint a physician and those two physicians shall select a third physician who shall make the determination of whether Executive has a Disability. The written medical opinion of such physician shall be conclusive and binding upon each of the Parties as to whether a Disability exists and the date when such Disability arose. This section shall be interpreted and applied so as to comply with the provisions of the Americans with Disabilities Act (to the extent applicable) and any applicable state or local laws.

6.3        For Cause by the Company. The Company may terminate Executive’s employment for Cause, at any time, upon written notice reasonably describing the nature of such Cause. For purposes of this Agreement, the term “Cause” means Executive’s (i) willful misconduct; (ii) willful or gross neglect of Executive’s job duties; (iii) material failure to perform Executive’s job duties; (iv) refusal to follow a lawful directive of the Company that is materially related to and consistent with the provisions of Section 1 above; (v) material failure to comply with the Company’s material policies and practices; (vi) act of moral turpitude, theft, fraud or dishonesty; (vii) commission of any felony or misdemeanor (other than minor traffic violations or offenses of a comparable magnitude not involving dishonesty, fraud or breach of trust); (viii) breach of any material term of a contractual agreement between Executive and the Company, including, without limitation, this Agreement; (ix) willful act that is (or reasonably would be expected to be) materially damaging or detrimental to the Company; (x) material violation of any federal securities law, rule or regulation or the rule of any securities self-regulatory organization; or (xi) becoming a statutorily disqualified person, as that term is defined in Section 39a)(39) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); provided, however, that, in the event of conduct described in clauses (iii), (iv), (v) or (viii) that is capable of being cured, Cause shall exist only if the Company provides written notice to Executive reasonably detailing such grounds giving rise to Cause and Executive fails to cure such grounds for Cause to the reasonable satisfaction of the Company within five (5) business days after delivery to Executive of such written notice, if reasonably curable within five (5) business days, or, if not, then within such time as is reasonable under the circumstances, which in no event shall exceed fifteen (15) calendar days, unless despite good faith efforts, elements beyond Executive’s control require additional time to cure, in which case the Company may extend this period in additional 5 day increments up to 30 days. Notwithstanding the foregoing, notice and an opportunity to cure an event giving rise to Cause shall not be required for any event that is the same or similar to an event that was the subject of a prior notice to cure. Executive’s date of termination in the event Executive’s employment is terminated for Cause shall be the date on which Executive is given notice of termination under this Section 6.3, except, if a notice period is required, Executive’s date of termination shall be upon the expiration of said notice period if Executive fails to previously cure the grounds giving rise to Cause.

6.4        Resignation by Executive for Good Reason. Executive may resign Executive’s employment hereunder for Good Reason by written notice of such resignation in compliance with the terms of this Section 6.4. For the purpose of this Agreement, “Good Reason” means (i) a material and substantial diminution in Executive’s duties, authority, or responsibilities that would be inconsistent with Executive’s position (other than while Executive is temporarily physically or mentally incapacitated, as permitted under this Section 6.4 and Section 8 below, or as required by applicable law), (ii) a material failure by the Company to pay Executive’s compensation as provided for herein; or (iii) other material breach by the Company of a material provision of this Agreement or any other agreement between the Company and Executive; provided, however, that such event shall constitute Good Reason only if (x) Executive has provided the Company with written notice reasonably detailing the event giving rise to Good Reason within thirty (30) days after the initial occurrence thereof or, if later, within thirty (30) days after the date upon which Executive first becomes aware of such event, (y) the Company fails to cure such event within thirty (30) days after delivery to it of such written notice; and (z) Executive actually terminates Executive’s employment for such uncured Good Reason event, on at least ten (10) days’ prior written notice, within thirty (30) days following the expiration of such thirty (30) day period referred to in clause (y) above. Notwithstanding the foregoing, during the Term, in the event that the Company reasonably believes that Executive may have engaged in conduct that could constitute Cause hereunder, the Company may, in its sole and absolute discretion, suspend Executive from performing or alter Executive’s duties hereunder for a period of up to sixty (60) days, and in such event such suspension shall not constitute an event pursuant to which Executive may terminate this Agreement with Good Reason; provided, however, that no such suspension shall alter the Company’s obligations under this Agreement (including, without limitation, its obligations to provide Executive compensation and benefits) during such period of suspension. Executive’s date of termination in the event Executive resigns Executive’s employment for Good Reason shall be the effective date of Executive’s notice of resignation for Good Reason, except that Company may waive all or any part of the above-referenced 10-day notice period or of the 30-day cure period in accordance with Section 8 below, in which event Executive’s date of termination shall be the last day of such notice or cure period that has not been waived or, if the entire notice or cure period has been waived, the date that Executive provided notice of the event giving rise to Good Reason or of Executive’s resignation for Good Reason.

6.5        Without Cause or Without Good Reason. The Company may terminate Executive’s employment without Cause, at any time, in its sole and complete discretion, and with or without notice, by providing written notice of such termination and its effective date to Executive. Likewise, Executive may terminate Executive’s employment without Good Reason upon at least sixty (60) days prior written notice to the Company without any liability. Termination of Executive’s employment without Cause by the Company or without Good Reason by Executive shall not include termination of Executive’s employment due to Executive’s death or Disability.

6.6        Expiration of the Term. Provided Executive’s employment has not been previously terminated pursuant to the terms hereof, Executive’s employment shall be terminated upon the expiration of the then current Term if one Party provides notice to the other of its decision not to renew this Agreement upon the expiration of the then current Term (“Notice of Non-Renewal”). A Notice of Non-Renewal shall be effective only if it is provided to the other Party at least sixty (60) days prior to the end of the then current Term.

6.7        Resignation from Other Positions. Upon termination of Executive’s employment for any reason, Executive shall, upon request of the Company, immediately be deemed to have resigned from all boards, offices and appointments held by Executive in or on behalf of the Company. In furtherance hereof, upon Executive’s termination of employment, Executive, at the direction of the CEO or the Board of Directors of the Company, shall immediately submit to the Company letter(s) of resignation for any such boards, offices and appointments. If Executive fails to tender such letter(s) of resignation, then the governing body or person with respect to such boards, offices and appointments will be empowered to remove Executive from such boards, offices and appointments.

7.              Effect of Termination of Employment.

7.1        Generally. In the event Executive’s employment with the Company terminates, Executive shall have no right to receive any compensation, benefits or any other payments or remuneration of any kind from the Company, except as otherwise provided in this Section 7, as well as in Sections 8 and 10 below, in any separate written agreement between Executive and the Company or as may be required by law. In the event Executive’s employment with the Company is terminated for any reason, Executive shall receive the following (collectively, the “Accrued Obligations”): (i) Executive’s earned wages through and including the effective date of Executive’s termination of employment (the “Termination Date”), which shall be paid on the first regularly scheduled payroll date of the Company following the Termination Date or on or before any earlier date as required by applicable law; (ii) payment of any vested benefit due and owing under any employee benefit plan, policy or program pursuant to the terms of such plan, policy or program; and (iii) payment for unreimbursed business expenses subject to, and in accordance with, the terms of Section 5 above, which payment shall be made within thirty (30) days after Executive submits the applicable supporting documentation to the Company, and in any event no later than on or before the last day of Executive’s taxable year following the year in which the expense was incurred.

7.2        Severance Benefits.

(a)          Generally. In the event that Executive’s employment is terminated by the Company pursuant to Section 6.5 without Cause, or by Executive pursuant to Section 6.4 hereof for Good Reason, in addition to the Accrued Obligations, Executive shall be entitled to receive the following (collectively, the “Severance Benefits”):

(i)          A lump sum cash payment equal to six (6) months of Executive’s then-current base salary, subject to and in accordance with the terms of this Section 7.2 (the “Severance Pay”). The Severance Pay shall be paid within 15 days after the effective date of the Separation Agreement (defined in Section 7.2(b) below), except that, if the Separation Agreement may be executed and/or revoked in a calendar year following the calendar year in which the Termination Date occurs, the Severance Pay shall be paid on the first regularly scheduled payroll date of the Company in the calendar year in which the consideration or, if applicable, release revocation period ends to the extent necessary to comply with Section 409A (as defined in Section 12.2 below).

(ii)         Any then-unvested portion of the Options granted to Executive pursuant to Section 3.3 above shall fully and immediately vest as of the Separation Date, provided Executive complies with the terms of this Section 7.2.

(b)          Separation Agreement and Other Conditions for Severance Benefits. Receipt of the Severance Benefits is conditioned on (i) Executive’s continued compliance in all material respects with Executive’s continuing obligations to the Company, including, without limitation, the terms of this Agreement and of the Confidentiality Agreement (defined in Section 9 below) that survive termination of Executive’s employment with the Company, and (ii) Executive signing (without revoking if such right is provided under applicable law) a separation agreement and general release in a form of that provided to Executive by the Company on or about the Termination Date (the “Separation Agreement”). Executive must so execute the Separation Agreement within sixty (60) days following the Termination Date (or such shorter time as may be set forth in the Separation Agreement).

7.3        Termination of References to Current Employment. Beginning on the day following the Termination Date, Executive (i) shall remove any reference to the Company as Executive’s current employer from any social media or other web- or cloud-based source Executive either directly or indirectly controls, including, but not limited to, LinkedIn, Facebook and Twitter, and (ii) will not represent that Executive is currently employed by the Company to any person or entity, including, but not limited to, on any social media or other web- or cloud-based source Executive either directly or indirectly controls.

8.              Notice of Termination. In the event Executive’s employment hereunder is terminated by Executive resigning with or without Good Reason under Sections 6.4 and 6.5 above, or by the Company without Cause under Section 6.5 above, the time period covered by any advance notice of termination of employment required by such Sections shall be referred to herein as the “Notice Period.” The Company may, in its discretion, waive all or any portion of such Notice Period, provided that, if permitted under applicable law and the terms of any benefit plan, the Company continues to provide all compensation and benefits to the Executive through the end of the Notice Period with respect to any notice of termination given by Executive for Good Reason or by the Company without Cause. The Company may require that, during the Notice Period, or part or parts thereof, Executive does not do any of the following: (i) enter the Company’s premises; (ii) perform any work for the Company; (iii) undertake any work for any third party whether paid or unpaid and whether as an employee or otherwise, except that permitted under Section 4 above; (iv) have any contact or communication with any client, customer or supplier of the Company; or (v) have any contact or communication with any employee, officer, director, agent or consultant of the Company, except for the Company CEO. Additionally, during the Notice Period, or any part or parts thereof, the Company may require Executive to do any of the following: (i) perform special projects or perform duties not within Executive’s normal duties (provided such duties are commensurate with Executive’s position and title) or perform some but not all of Executive’s normal duties; and (ii) keep the Company informed of Executive’s whereabouts so that Executive can be contacted if the need arises for Executive to perform any duties provided by clause (i) of this sentence. The Company retains the right to terminate Executive’s employment under Section 6.3 above during the Notice Period.

9.              Confidentiality, Restrictive Covenant, Intellectual Property, Return of Company Property and Non-Disparagement. Executive acknowledges that he and the Company are parties to a certain Confidentiality, Restrictive Covenant and Intellectual Property Agreement (the “Confidentiality Agreement”), a copy of which is annexed hereto as Exhibit A. The terms of the Confidentiality Agreement are hereby incorporated by reference into this Agreement, except that, to the extent there is an irreconcilable conflict between the terms of this Agreement and those of the Confidentiality Agreement, the terms of this Agreement shall govern. Executive’s execution and compliance with the terms of the Confidentiality Agreement is a material term of this Agreement, upon which Executive’s employment and continued employment with the Company is conditioned.

10.            Cooperation. During and after the Term, Executive shall assist and cooperate with the Company in connection with the defense or prosecution of any claim that may be made against or by the Company, or in connection with any ongoing or future investigation or dispute or claim of any kind involving the Company, including any proceeding before any arbitral, administrative, judicial, legislative, or other body or agency, including testifying in any proceeding to the extent such claims, investigations or proceedings relate to services performed or required to be performed by Executive, pertinent knowledge possessed by Executive, or any act or omission by Executive. Executive will also perform all acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this paragraph. Further, if requested, Executive agrees to provide the Company with reasonable assistance, including, without limitation, providing information, in connection with the transition of Executive’s employment duties and responsibilities to others and matters with which Executive was involved during Executive’s employment with the Company. In seeking Executive’s assistance and cooperation under this Section, the Company shall seek not to unreasonably interfere with Executive’s personal and other professional obligations. The Company will reimburse Executive for reasonable expenses Executive incurs in fulfilling Executive’s obligations under this Section 10. Additionally, should Executive be required to expend a material amount of time, in excess of five (5) hours, then the Company shall compensate Executive at Executive’s then prevailing hourly consulting rate for such time. Notwithstanding the foregoing, this Section shall not be applicable to any claim by the Company against Executive or by Executive against the Company.

11.            Indemnification. The Company shall indemnify Executive to the fullest extent permitted by law, in effect at the time of the subject act or omission, and shall advance to Executive reasonable attorneys' fees and expenses as such fees and expenses are incurred (subject to an undertaking from Executive to repay such advances if it shall be finally determined by a judicial decision which is not subject to further appeal that Executive was not entitled to the reimbursement of such fees and expenses), and Executive will be entitled to the protection of any insurance policies that the Company may elect to maintain generally for the benefit of its directors and officers against all costs, charges and expenses incurred or sustained by Executive in connection with any action, suit or proceeding brought by a third-party to which Executive may be made a party by reason of Executive’s being or having been a director, officer or employee of the Company or any of its affiliates, or Executive’s serving or having served any other enterprise as a director, officer or employee at the request of the Company (other than any dispute, claim or controversy arising under or relating to this Agreement), provided that he acted within the scope of his duties as a director, officer or employee of the Company.

12.            Miscellaneous Provisions.

12.1      IRCA Compliance. This Agreement, and Executive’s employment with the Company, is conditioned on Executive’s establishing Executive’s identity and authorization to work as required by the Immigration Reform and Control Act of 1986 (IRCA).

12.2      Section 409A Compliance. Unless otherwise expressly provided, any payment of compensation by Company to Executive, whether pursuant to this Agreement or otherwise, shall be made no later than the 15th day of the third month (i.e., 2½ months) after the later of the end of the calendar year or the Company’s fiscal year in which Executive’s right to such payment vests (i.e., is not subject to a “substantial risk of forfeiture”) for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). For purposes of this Agreement, termination of employment shall be deemed to occur only upon “separation from service” as such term is defined under Section 409A. Each payment and each installment of any severance payments provided for under this Agreement shall be treated as a separate payment for purposes of application of Section 409A. To the extent any amounts payable by the Company to Executive constitute “nonqualified deferred compensation” (within the meaning of Section 409A) such payments are intended to comply with the requirements of Section 409A, and shall be interpreted in accordance therewith. Neither party individually or in combination may accelerate, offset or assign any such deferred payment, except in compliance with Section 409A. No amount shall be paid prior to the earliest date on which it is permitted to be paid under Section 409A, including a six (6) month delay of termination payments made to specified employees of a public company, to the extent then applicable. Executive shall have no discretion with respect to the timing of payments except as permitted under Section 409A. Any Section 409A payments which are subject to execution of a waiver and release which may be executed and/or revoked in a calendar year following the calendar year in which the payment event (such as termination of employment) occurs shall commence payment only in such following calendar year as necessary to comply with Section 409A. All expense reimbursement or in-kind benefits subject to Section 409A provided under this Agreement or, unless otherwise specified in writing, under any Company program or policy, shall be subject to the following rules: (i) the amount of expenses eligible for reimbursement or in-kind benefits provided during one calendar year may not affect the benefits provided during any other year; (ii) reimbursements shall be paid no later than the end of the calendar year following the year in which Executive incurs such expenses, and Executive shall take all actions necessary to claim all such reimbursements on a timely basis to permit the Company to make all such reimbursement payments prior to the end of said period, and (iii) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit. Notwithstanding anything herein to the contrary, no amendment may be made to this Agreement if it would cause the Agreement or any payment hereunder not to be in compliance with Code Section 409A.

12.3      Section 280G. If any payment or distribution by the Company to or for the benefit of the Executive under this Agreement or any other plans or arrangements between the parties would be subject to the deduction limitations and excise tax imposed by Sections 280G and 4999 of the Internal Revenue Code (including any applicable interest and penalties, collectively “excise taxes”), then the parties agree to take such action as may be necessary to place the Executive in the best after-tax position taking into account all income, employment, and excise taxes, without regard to the deductibility of any payments by the Company. Thus, for example, any amount deemed to constitute a “parachute payment” under Section 280G, shall be reduced to the extent necessary to avoid excise taxes that would otherwise be imposed if, and only if, such reduction would result in the Executive retaining a larger total after-tax amount of compensation, taking into account all the Executive compensation, benefits, income, employment, and excise taxes.

12.4     Assignability and Binding Effect. This Agreement shall inure to the benefit of and shall be binding upon the heirs, executors, administrators, successors and legal representatives of Executive, and shall inure to the benefit of and be binding upon the Company, the Company Affiliates and their successors and assigns, but the obligations of Executive are personal services and may not be delegated or assigned. Executive shall not be entitled to assign, transfer, pledge, encumber, hypothecate or otherwise dispose of this Agreement, or any of Executive’s rights and obligations hereunder, and any such attempted delegation or disposition shall be null and void and without effect. This Agreement may be assigned by the Company to a person or entity that is an affiliate or a successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such affiliate or successor person or entity. Further, in the event Executive becomes employed by a parent, subsidiary or other affiliate of the Company, this Agreement shall thereupon automatically be assigned to such parent, subsidiary or other affiliate and Executive consents to be bound by the provisions of this Agreement for the benefit of the Company and/or any such parent, subsidiary or other affiliate of the Company without the necessity that this Agreement be re-signed at the time of such transfer.

12.5     Right of Set-Off. To the extent permitted by applicable law, the Company may at any time offset against any amounts owed to Executive hereunder or otherwise due or to become due to Executive, or anyone claiming through or under Executive, any debt or debts due or to become due from Executive to the Company.

12.6     Severability and Blue Penciling. If any provision of this Agreement is held to be invalid, the remaining provisions shall remain in full force and effect. However, if any court determines that any covenant in this Agreement, is unenforceable because the duration, geographic scope or restricted activities thereof are overly broad, then such provision or part thereof shall be modified by reducing the overly broad duration, geographic scope or restricted activities by the minimum amount so as to make the covenant, in its modified form, enforceable.

12.7     Choice of Law; Dispute Resolution. This Agreement shall be interpreted and enforced in accordance with the laws of the State of New York, without regard to its conflict-of-law principles. Any dispute between the Parties, including, without limitation, any dispute concerning or arising out of this Agreement or Executive’s employment hereunder (or termination thereof) shall be governed by the dispute resolution provisions set forth in the Confidentiality Agreement.

12.8     Notices.

(a)          Any notice or other communication under this Agreement shall be in writing and shall be delivered by hand, email, facsimile or mailed by overnight courier or by registered or certified mail, postage prepaid:

(i)          If to Executive, to Executive’s address on the books and records of the Company.

(ii)         If to the Company, to CEO, Tesseract Collective, Inc., 45 Rockefeller Plaza 20th Floor 10111, rxseet@tesseracticons.com, or at such other mailing address, email address or facsimile number as it may have furnished in writing to Executive.

(b)          Any notice so addressed shall be deemed to be given: if delivered by hand or email, on the date of such delivery; if by facsimile, on the date of such delivery if receipt on such day is confirmed and, if not so confirmed, on the next business day; if mailed by overnight courier, on the first business day following the date of such mailing; and if mailed by registered or certified mail, on the third business day after the date of such mailing.

12.9      Survival of Terms. All provisions of this Agreement that, either expressly or impliedly, contain obligations that extend beyond termination of Executive’s employment hereunder, including without limitation Sections 7, 9, 10, 11 and 12 hereof, shall survive the termination of this Agreement and of Executive’s employment hereunder for any reason.

12.10    Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The language in all parts of this Agreement shall in all cases be construed according to its fair meaning, and not strictly for or against any Party. The Parties acknowledge that both of them have participated in drafting this Agreement; therefore, any general rule of construction that any ambiguity shall be construed against the drafter shall not apply to this Agreement. In this Agreement, unless the context otherwise requires, the masculine, feminine and neuter genders and the singular and the plural include one another.

12.11    Further Assurances. The Parties will execute and deliver such further documents and instruments and will take all other actions as may be reasonably required or appropriate to carry out the intent and purposes of this Agreement.

12.12    Voluntary and Knowing Execution of Agreement. Executive acknowledges that (i) Executive has had the opportunity to consult an attorney regarding the terms and conditions of this Agreement before executing it, (ii) Executive fully understands the terms of this Agreement including, without limitation, the significance and consequences of the post-employment restrictive covenants in the Confidentiality Agreement, and (iii) Executive is executing this Agreement voluntarily, knowingly and willingly and without duress.

12.13    Entire Agreement. This Agreement constitutes the entire understanding and agreement of the Parties concerning the subject matter hereof, and it supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements regarding such subject matter, including, without limitation, the Prior Agreement. Each Party acknowledges and agrees that such Party is not relying on, and may not rely on, any oral or written representation of any kind that is not set forth in writing in this Agreement.

12.14    Waivers and Amendments. This Agreement may be altered, amended, modified, superseded or cancelled, and the terms hereof may be waived, only by a written instrument signed by the Parties or, in the case of a waiver, by the Party alleged to have waived compliance. Any such signature of the Company must be by an authorized signatory for the Company. No delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

12.15    Counterparts. This Agreement may be executed in counterparts, and each counterpart, when executed, shall have the efficacy of a signed original. Photographic copies, electronically scanned copies and other facsimiles of this Agreement (including such signed counterparts) may be used in lieu of the originals for any purpose.

[The remainder of this page is intentionally blank; signature page follows.]

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

/s/ David Todrin
David Todrin

TESSERACT COLLECTIVE, INC.

By:	/s/ Richard Seet
Name: Richard Seet
Title: CEO

[Signature page to Employment Agreement.]

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